Mail Stop 6010
Via Facsimile and U.S. Mail



	April 19, 2006


Marc D. Hamburg
Vice President and
Principal Financial Officer
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, NE 68131


Re:	Berkshire Hathaway Inc.
	Form 10-K for the fiscal year ended December 31, 2005
	Filed March 13, 2006

	File No. 1-14905


Dear Mr. Bancroft:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies

Property and casualty losses, page 37

1. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.
Please provide to us in disclosure-type format the following for each line of business:

a. It is our understanding that included in the actuarially determined loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. As such, please describe how management determined its provision for uncertainty and quantify the provision for uncertainty for each period presented.
b. Describe the methodologies used to determine your loss reserves.
For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.
c. It appears that management calculates point estimates in determining the loss reserve recorded in the financial statements and has identified the key assumptions used in determining its loss reserves, as such please disclose the following:
1. Discuss the historical development of your key assumptions for latest periods presented.
2. Discuss how management has adjusted the key assumptions used in calculating the current year reserves given the historical development of the key assumptions. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
3. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. key assumptions used) would have on reported results, financial position and liquidity. In your discussion and analysis of the impact of reasonably likely changes in your key assumptions clearly state the following:
a. The quantification of the variability of the key assumption is the reasonably likely change.
b. Management`s basis for determining the reasonably likely range. For example if the reasonably likely change is a percent change of a key assumption, disclose how management determined the percent change range.
c. If you do not discuss and analyze the reasonably likely change in the key assumptions for all your lines of business you should state for each of those lines of businesses either (a) the key assumptions are not reasonably likely to change or (b) the reasonably likely change in the key assumptions will not have a material impact on reported results, financial position and liquidity.

2. For the GEICO segment, please disclose the IBNR separately from the case reserve for each line of business.

3. In the fourth paragraph under your discussion of the GEICO loss reserves you state average reserve amounts are established for auto damage and new liability claims prior to the development of an individual case reserve and it appears that these average reserve amounts are separate from IBNR. Please explain to us how recording a loss reserve prior to the development of an individual case reserve complies with paragraph 17 of SFAS 60.

4. We note for your General Re and BHRG segments that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. If this poses a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please consider expanding the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management`s judgments and assumptions in establishing the assumed loss reserve.
Please provide to us in disclosure-type format your proposed disclosure regarding the uncertainty and also please consider the following items which could help describe the uncertainty:

a. The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
b. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
c. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
d. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
e. What process management performs to determine the accuracy and completeness of the information received from the cedants;
f. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and
g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Contractual Obligations, page 36

5. Please provide in a disclosure-type format a reconciliation between what appears as the `total unpaid losses and loss expenses` in the contractual obligation table and what appears as the `losses and loss adjustment expenses` in the consolidated balance sheets.

Consolidated Financial Statements

Note (12) Unpaid losses and loss adjustment expenses, page 60

6. Please provide to us in disclosure-type format a reconciliation between the amounts reported as `total incurred losses` in your SOP
94-5 rollforward and what appears as `insurance losses and loss adjustment expenses` in your consolidated statements of earnings.

7. Please explain to us why you reduced the beginning of the year net loss and loss adjustment expense liability in 2005 and 2004, which seems to be distinct from your general reserve development in those periods. In your explanation please include the underlying events in your insurance business that caused the reduction.


*    *    *    *


	Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Joseph Roesler, Accounting Branch Chief, at (202)
551-
3628 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3715.

								Sincerely,



								Jeffrey Riedler
      Assistant Director
Mr. Marc D. Hamburg
Berkshire Hathaway Inc.
April 19, 2006
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